REPORT ON VOTING RESULTS

ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS
SEPTEMBER 10, 2025
The Annual General Meeting of Shareholders (the “Meeting”) of Alithya Group inc. (“Alithya”) was held virtually on Wednesday, September 10, 2025 at 10:00 a.m. (Eastern Daylight Time). A total of 40,521,385 Class A subordinate voting shares and 7,326,880 Class B multiple voting shares were represented at the Meeting, representing approximately 68.58% of the total votes attached to all issued and outstanding shares as of July 14, 2025, the record date for the Meeting.
Alithya hereby announces that shareholders voted in favour of all items of business put forth at the Meeting. The complete voting results for each item of business submitted to a vote are presented below.
Election of Directors
The Board of Directors of Alithya had fixed at eight the number of directors to be elected at the Meeting. All eight nominee directors proposed for election in Alithya’s Management Information Circular dated July 14, 2025 were duly elected by a majority of the votes cast. The votes cast for the election of directors were as follows:

NOMINEE DIRECTORS	VOTES FOR		VOTES WITHHELD
	(#)	(%)	(#)	(%)
Dana Ades-Landy	108,846,451	99.15%	931,059	0.85%
André P. Brosseau	109,389,687	99.65%	387,823	0.35%
Ines Gbegan	109,292,182	99.56%	485,328	0.44%
Lucie Martel	109,311,405	99.58%	466,105	0.42%
Paul Raymond	108,836,217	99.14%	941,293	0.86%
Ghyslain Rivard	105,059,455	95.70%	4,718,055	4.30%
C. Lee Thomas	109,345,678	99.61%	431,832	0.39%
Pierre Turcotte	107,385,336	97.82%	2,392,174	2.18%
Appointment of the Auditor
The resolution to appoint KPMG LLP as Alithya’s auditor for the year ending March 31, 2026 and authorize the Board of Directors to fix its remuneration was adopted by a majority of the votes cast. The votes cast for the appointment of the auditor were as follows:

VOTES FOR		VOTES WITHHELD
(#)	(%)	(#)	(%)
113,578,073	99.81%	212,112	0.19%

Alithya ׀ Report on Voting Results